Shearson American REIT, Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85283
Tel: (602) 743-7796

November 9, 2010

Mr. John Reynolds
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Shearson American REIT, Inc. Form 10 Amendment 1 Filed September 23, 2010 File No. 0-29627 SEC Comment Letter dated September 30, 2010

Dear Mr. Reynolds:

This letter is our response to your September 30, 2010 letter containing comments on the above noted Form 10, Amendment 1.  In addition, where appropriate, we have updated our responses detailed in our letter to you dated September 23, 2010 which was our response to your comments on our initial Form 10 filing made on July 9, 2010.

Your request in the September 30 letter was to include the interim financial statements through June 30, 2010 in an amendment to the Form 10, but we have alternatively included the more current period through September 30, 2010 in Amendment 2 to the Form 10, which is being filed concurrently with this letter.

In addition to the above we have more fully addressed the following comments from your letter dated August 4, 2010 and previously responded to by us on September 23, 2010.

Comment 15:   We have updated our financial statements and related disclosures as required by Rule 8-08 of regulation S-X with the filing of Form 10, Amendment 2.

Comment 19:   We have revised any reference to accounting standards in accordance with FASB ASC 105-10 in our Form 10, Amendment 2.

Comment 23:  Concurrently with the filing of the Form 10, Amendment 2, we have filed amended Forms 10-K for our 2008 and 2009 fiscal years to comply with your comment that where applicable we revise these filings to incorporate our responses to your comments on the Form 10 filing.

Comment 24 second item:  We have expanded this disclosure in both the 2008 and 2009 amended Forms 10-K.

Comment 26:   Concurrently with the filing of the Form 10, Amendment 2, we have filed the first, second and third quarter Forms 10-Q for 2010.

We respectfully submit the above response to your September 30, 2010 comments on the Form 10, Amendment 1 filing by Shearson American REIT, Inc.  Please feel free to contact me directly with any questions.  As requested in your August 4 letter, we have provided the following acknowledgement:

ACKNOWLEGEMENT

Shearson American REIT, Inc. acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the feral securities laws of the United States.

So Acknowledged by Shearson American REIT, Inc.

By /s/ John D. Glassgow on November 9, 2010
    John D. Glassgow, Chief Financial Officer

Sincerely,

/s/ John D. Glassgow

John D. Glassgow, CFO
Shearson American REIT, Inc.
Tel: (602) 743-7796